Exhibit 12


COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES


                                             Three months ended
                                                 December 31
(Dollars in thousands)                     1996             1995
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Income before taxes                      $136,984         $107,175
Add fixed charges:
    Interest expense                       12,168            7,365
    Interest factor on rent                 2,092            1,888
Total fixed charges                        14,260            9,591

Earnings before fixed charges
    and taxes on income                  $151,244         $116,428

Ratio of earnings to fixed charges           10.6             12.6